Exhibit 99.1

Dominion Diamond Corporation’s Fiscal 2017 Second Quarter Results to Be Released Thursday, September 8, 2016

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--August 23, 2016--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company”) will release its fiscal 2017 second quarter results for the period ended July 31, 2016, after market hours on Thursday, September 8, 2016.

Beginning at 8:30AM (ET) on Friday, September 9, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 844-249-9383 within North America or 270-823-1531 from international locations and entering passcode 61866332.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available two hours after the call through 11:00PM (ET), Friday, September 23, 2016, by dialing 855-859-2056 within North America or 404-537-3406 from international locations and entering passcode 61866332.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca